                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G/A
                                 (Rule 13d-102)

 Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c)
                      and (d) and Amendments Thereto Filed
                            Pursuant to Rule 13d-2(b)

                                Amendment No. 1

                                 NaviSite, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    63935M109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 October 24, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)

|X| Rule 13d-1(c)

|_| Rule 13d-1(d)

-----------------

      *The  remainder  of this cover  page  shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information  required in the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 (the "Act") or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSONS
         Silver Point Capital, L.P.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

         22-3849636
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a)  |_|
                                                          (b)  |_|
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                       5    SOLE VOTING POWER
                                 -0-
    NUMBER OF         ----------------------------------------------------------
     SHARES            6    SHARED VOTING POWER
  BENEFICIALLY                  1,416,731  (See Item 4)
  OWNED BY EACH       ----------------------------------------------------------
    REPORTING          7    SOLE DISPOSITIVE POWER
   PERSON WITH                   -0-
                      ----------------------------------------------------------
                       8    SHARED DISPOSITIVE POWER
                                 1,416,731 (See Item 4)
--------------------------------------------------------------------------------
      9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             1,416,731 (See Item 4)
--------------------------------------------------------------------------------
     10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
     11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                             4.32%
--------------------------------------------------------------------------------
     12  TYPE OF REPORTING PERSON*

               00
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT.

--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSONS
         Edward A. Mule
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a)  |_|
                                                          (b)  |_|
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
                       5    SOLE VOTING POWER
                                 -0-
    NUMBER OF         ----------------------------------------------------------
     SHARES            6    SHARED VOTING POWER
  BENEFICIALLY                  1,416,731 (See Item 4)
  OWNED BY EACH       ----------------------------------------------------------
    REPORTING          7    SOLE DISPOSITIVE POWER
   PERSON WITH                   -0-
                      ----------------------------------------------------------
                       8    SHARED DISPOSITIVE POWER
                                 1,416,731 (See Item 4)
--------------------------------------------------------------------------------
      9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             1,416,731 (See Item 4)
--------------------------------------------------------------------------------
     10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
     11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                             4.32%
--------------------------------------------------------------------------------
     12  TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT.

--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSONS
         Robert J. O'Shea
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a)  |_|
                                                          (b)  |_|
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
                       5    SOLE VOTING POWER
                                 -0-
    NUMBER OF         ----------------------------------------------------------
     SHARES            6    SHARED VOTING POWER
  BENEFICIALLY                  1,416,731 (See Item 4)
  OWNED BY EACH       ----------------------------------------------------------
    REPORTING          7    SOLE DISPOSITIVE POWER
   PERSON WITH                   -0-
                      ----------------------------------------------------------
                       8    SHARED DISPOSITIVE POWER
                                 1,416,731 (See Item 4)
--------------------------------------------------------------------------------
      9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             1,416,731 (See Item 4)
--------------------------------------------------------------------------------
     10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
     11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                             4.32%
--------------------------------------------------------------------------------
     12  TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT.

Item 1(a)   Name of Issuer:

            The name of the issuer is NaviSite, Inc. (the "Company").

Item 1(b)   Address of Issuer's Principal Executive Offices:

            The Company's principal executive office is located at 400 Minuteman Road, Andover, MA 01810.

Item 2(a)   Name of Person Filing:

            This Schedule 13G is being jointly filed by Silver Point Capital, L.P., a Delaware limited partnership (the "Investment  Manager"),  Mr. Edward A. Mule and Mr. Robert J. O'Shea with respect to the ownership of the shares of Common Stock by Silver Point Capital Fund, L.P. (the "Fund"), Silver Point Capital Offshore Fund, Ltd. (the "Offshore Fund"), and SPCP Group, LLC ("SPCP").(1)

            The Reporting Persons have entered into a Joint Filing Agreement, dated October 25, 2007, a copy of which is filed with this Schedule 13G/A as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)   Address of Principal Business Office or, if none, Residence:

            The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, Greenwich, CT 06830

Item 2(c)   Citizenship:

            Silver Point Capital, L.P. is organized as a limited partnership under the laws of the State of Delaware.  Both Mr. Mule and Mr. O'Shea are U.S. citizens.

Item 2(d)   Title of Class of Securities:

            Common Stock.  All shares beneficially owned represent presently exercisable common stock purchase warrants.

Item 2(e)   CUSIP No.:

            63935M109

(1)      Silver Point Capital, L.P. ("Silver Point") is the investment manager of SPCP, the Fund and the Offshore Fund (the "Funds") and by reason of such status may be deemed to be the beneficial owner of the reported securities held by the Funds. Messrs. Mule and O'Shea each indirectly control Silver Point and by virtue of such status may be deemed to be the beneficial owners of all reported securities held by the Funds. Messrs. Mule and O'Shea disclaim beneficial ownership of the reported securities, except to the extent of any pecuniary interest, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

Item 3      If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            Not Applicable.

Item 4      Ownership:

            A.    Silver Point Capital, L.P.

                  (a) Amount beneficially owned: 1,416,731

                  (b) Percent of class: 4.32%

                  (c) Number of shares as to which such person has:

                        (i)   Sole power to vote or direct the vote: -0-

                        (ii)  Shared power to vote or direct the vote: 1,416,731

                        (iii) Sole power to dispose or direct the disposition:
                              -0-

                        (iv)  Shared power to dispose or direct the disposition:
                              1,416,731

            B.    Edward A. Mule

                  (a) Amount beneficially owned: 1,416,731

                  (b) Percent of class: 4.32%

                  (c) Number of shares as to which such person has:

                        (i)   Sole power to vote or direct the vote: -0-

                        (ii)  Shared power to vote or direct the vote: 1,416,731

                        (iii) Sole power to dispose or direct the disposition:
                              -0-

                        (iv)  Shared power to dispose or direct the disposition:
                              1,416,731

            C.    Robert J. O'Shea

                  (a) Amount beneficially owned: 1,416,731

                  (b) Percent of class: 4.32%

                  (c) Number of shares as to which such person has:

                        (i)   Sole power to vote or direct the vote: 0

                        (ii)  Shared power to vote or direct the vote: 1,416,731

                        (iii) Sole power to dispose or direct the disposition: 0

                        (iv)  Shared power to dispose or direct the disposition:
                              1,416,731

Item 5      Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner
of more than five percent of the class of securities, check the following |X |.

Item 6      Ownership of More Than Five Percent on Behalf of Another Person:

            Not applicable.

Item 7      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

            Not applicable.

Item 8      Identification and Classification of Members of the Group:

            Not applicable.

Item 9      Notice of Dissolution of Group:

            Not applicable.

Item 10     Certification:

            By signing  below I certify  that,  to the best of my knowledge  and belief, the securities  referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing  the control of the issuer of the  securities  and were not acquired and are not held in  connection with or as participant in any transaction having that purpose or effect.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 2007

                                                    Silver Point Capital, L.P.

                                                    By:   /s/ Frederick H. Fogel
                                                          ----------------------
                                                    Name: Frederick H. Fogel
                                                          ----------------------
                                                    Its:  Authorized Signatory
                                                          ----------------------

                                                                       Exhibit A

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

      (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

      (ii) Each of them is responsible for the timely filing of such Schedule
13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: October 25, 2007

                                            Silver Point Capital, L.P.

                                            By:   /s/ Frederick H. Fogel
                                                  ------------------------------
                                            Name: Frederick H. Fogel
                                                  ------------------------------
                                            Its:  Authorized Signatory
                                                  ------------------------------

                                                  /s/ Edward A. Mule
                                                  ------------------------------
                                                  Edward A. Mule, individually

                                                  /s/ Robert J. O'Shea
                                                  ------------------------------
                                                  Robert J. O'Shea, individually